# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 03/24/2026
Amends the filing with accession number 0000930413-25-003750
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor,, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.7% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,075,608 Ordinary Shares, $1.50 per share par value ("Ordinary Shares") of Janus Henderson Group plc, a company incorporated and registered in Jersey (the "Issuer"), outstanding as of March 9, 2026, as reported by the Issuer in the Defintive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on March 11, 2026 (the "Definitive Proxy Statement").
- Peter W. May: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.7% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,075,608 Ordinary Shares of the Issuer outstanding as of March 9, 2026, as reported by the Issuer in the Definitive Proxy Statement.
- TRIAN FUND MANAGEMENT, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.7% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,075,608 Ordinary Shares of the Issuer outstanding as of March 9, 2026, as reported by the Issuer in the Definitive Proxy Statement.
- Trian Fund Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.7% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,075,608 Ordinary Shares of the Issuer outstanding as of March 9, 2026, as reported by the Issuer in the Definitive Proxy Statement.
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.7% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,075,608 Ordinary Shares of the Issuer outstanding as of March 9, 2026, as reported by the Issuer in the Definitive Proxy Statement.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
This Amendment No. 16 ("Amendment No. 16") amends and supplements the Schedule 13D filed with the SEC on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022, as amended by Amendment No. 12 filed on June 2, 2023, as amended by Amendment No. 13 filed on May 2, 2025, as amended by Amendment No. 14 filed on October 27, 2025, and as amended by Amendment No. 15 filed on December 22, 2025 (as amended, the "Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information to the end therof:

Amendment to Agreement and Plan of Merger

On March 24, 2026, the Issuer entered into Amendment No. 1 to the Agreement and Plan of Merger (the "Amendment") with Jupiter Company Limited, a company incorporated in Jersey and an affiliate of the Reporting Persons ("Parent"), and Jupiter Merger Sub Limited, a company incorporated in Jersey and a wholly owned subsidiary of Parent and an affiliate of the Reporting Persons ("Merger Sub"), which amends the previously announced Agreement and Plan of Merger, dated as of December 21, 2025 (the "Original Merger Agreement" and, the Original Merger Agreement as amended, supplemented and otherwise modified by the Amendment, the "Amended Merger Agreement"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger") in accordance with the Companies (Jersey) Law 1991, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amended Merger Agreement.

Under the terms of the Amendment, the Issuer, Parent and Merger Sub have agreed, as compared to the Original Merger Agreement and among other things, to:

i. increase the cash consideration to be paid by Parent for each Ordinary Share issued and outstanding immediately prior to the Effective Time (except for shares held by Parent and as otherwise provided in the Amended Merger Agreement) from $49.00 to $52.00 per Ordinary Share in cash, without interest;

ii. modify the amount payable by the Issuer if either Parent or the Issuer terminates the Amended Merger Agreement because of the failure to obtain the Required Company Vote from a reimbursement of certain fees and expenses actually incurred by or on Parent's behalf, not to exceed $111,420,000, to a fixed payment of $118,200,000 (the "Expense Reimbursement Payment");

iii. increase the fees payable by the Issuer upon termination of the Amended Merger Agreement under specified circumstances (including if the Issuer terminates the Amended Merger Agreement in order to enter into an alternative transaction that constitutes a Superior Proposal), from (a) $297,130,000 to $394,000,000 if the Expense Reimbursement Payment has not been paid or (b) $222,850,000 to $275,800,000 if the Expense Reimbursement Payment has been paid;

iv. allow the Issuer to declare, set aside or pay a quarterly dividend not to exceed $1.00 per Ordinary Share beginning with fiscal quarters commencing on or after July 1, 2026, with declaration and payment dates consistent with past practice, and subject to the prior satisfaction or waiver by Parent of certain conditions, including (but not limited to) receipt of the (a) Required Company Vote to approve the Merger and (b) required Client Consent Percentage; and

v. allow Parent to, following receipt of the Required Company Vote and subject to compliance with Applicable Law, make available to employees of the Issuer capacity for rollover and other equity purchase and/or participation opportunities, such employees to be identified based on their expressed interest and in consultation with senior management of the Issuer, provided that no such opportunity shall create any obligation or other liability of the Issuer prior to the Closing.

Amended and Restated Equity Commitment Letter

Concurrently with the execution of the Amendment, Parent delivered an amended and restated equity commitment letter between Parent and the equity investors party thereto, including, but not limited to, affiliates of certain of the Reporting Persons, (collectively, the "Equity Investors"), pursuant to which the Equity Investors have committed, subject to the terms and conditions contained therein, to invest in Parent, directly or indirectly, the amount set forth therein (the "A&R Equity Commitment Letter"). The Issuer is an express third-party beneficiary of the A&R Equity Commitment Letter and is entitled to specifically enforce the obligations of the Equity Investors, on the terms and subject to the conditions set forth therein.

The information disclosed in this Item 4 does not purport to be a complete statement of the respective parties' rights and obligations under each of the Amendment, the Amended Merger Agreement and the A&R Equity Commitment Letter, as applicable, and is qualified in its entirety by reference to the Amendment and the A&R Equity Commitment Letter, copies of which are attached as Exhibits 12 and 13, respectively, and which are incorporated herein by reference in their entirety, and by reference to the Original Merger Agreement, a copy of which is attached as Exhibit 9 to Amendment 15 to the Schedule 13D filed by the Reprting Persons with the SEC on December 22, 2025 and which is incorporated herein by reference in its entirety. These agreements contain representations, warranties and covenants that the respective parties made to each other as of the date of each agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. Each agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Issuer, Parent or any other party to these agreements or any related agreement. Investors and security holders are not third-party beneficiaries under any of the Amendment, the Amended Merger Agreement or the A&R Equity Commitment Letter, and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to any such agreements. Moreover, information concerning the subject matter of the representations and warranties may change after the date of any of the Amendment, the Amended Merger Agreement or the A&R Equity Commitment Letter, which subsequent information may or may not be fully reflected in the Issuer's or Parent's public disclosures. None of the Amendment, the Amended Merger Agreement or the A&R Equity Commitment Letter should be read alone, but should instead be read in conjunction with the other information regarding the parties to such agreements, including but not limited to, the Issuer and Parent, and the transactions contemplated by such agreements that are contained in and/or attached to, as applicable, the Definitive Proxy Statement and the Schedule 13E-3 filed by the Issuer and affiliates of Parent, as well as in the other filings that the Issuer or affiliates of Parent may make with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D (including, but not limited to, footnotes to such information) are incorporated herein by reference. As of 4:00 pm, New York City time, on March 24, 2025, the Reporting Persons beneficially owned 31,867,800 Ordinary Shares, representing approximately 20.7% of the Issuer's outstanding Ordinary Shares (calculated based on a total of 154,075,608 Ordinary Shares of the Issuer outstanding as of March 9, 2026, as reported by the Issuer in its Defintive Proxy Statement).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. Trian Partners AM Holdco II, Ltd. ("Trian AM Holdco") beneficially and directly owns and has sole voting power and sole dispositive power with regard to 31,867,800 Ordinary Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Ordinary Shares.

Each of Trian Fund Management, L.P. ("Trian Management"), Trian Fund Management GP, LLC ("Trian Management GP"), Nelson Peltz and Peter W. May, by virtue of their relationships with Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Ordinary Shares that Trian AM Holdco directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaim beneficial ownership of such Ordinary Shares for all other purposes.

Each of the Reporting Persons and Massachusetts Mutual Life Insurance Company ("MassMutual") may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. MassMutual has filed a separate Schedule 13D filing to report the Ordinary Shares that it may be deemed to beneficially own. The Reporting Persons expressly disclaim any beneficial ownership of Ordinary Shares held directly by MassMutual and such shares are not the subject of this Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:

Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, there have been no new transactions by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 16.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 12 - Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on March 24, 2026).

Exhibit 13 - Amended and Restated Equity Commitment Letter, dated as of March 24, 2026, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P. (certain information in this Exhibit has been redacted and filed separately with the SEC, and confidential treatment has been requested with respect to such omitted information).

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (03/24/2026)
- Peter W. May: /s/ Peter W. May, Peter W. May (03/24/2026)
- TRIAN FUND MANAGEMENT, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (03/24/2026)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (03/24/2026)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Director (03/24/2026)